Insider transaction detail - View details for insider

2011-01-05 12:49 ET

Insider name: NOYES, Erwin Lewis

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: TransGlobe Energy Corporation													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Ceased to be Insider: Not applicable													
Security designation: Common Shares													
1774917	2011-01-04	2011-01-05	Direct Ownership :	51 - Exercise of options	+24,800	2.7800	81,947						
1774922	2011-01-04	2011-01-05	Direct Ownership :	51 - Exercise of options	+20,000	3.4000	101,947						
Security designation: Options (Common Shares)													
1774886	2011-01-04	2011-01-05	Direct Ownership :	51 - Exercise of options	-24,800	2.7800	105,800		2.7800		Common Shares	-24,800	105,800
1774912	2011-01-04	2011-01-05	Direct Ownership :	51 - Exercise of options	-20,000	3.4000	85,800		3.4000		Common Shares	-20,000	85,800